June 7, 2010

Gladys Chang, Esquire
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019


Re: Mirae Asset Discovery Funds
File Nos. 333-166018; 811-22406


Dear Ms. Chang:

   We have reviewed the registration statement on Form N-1A for the Mirae Asset Discovery Funds (the "Fund"). The registration statement includes the Fund's six initial series: Global Emerging Markets Sector Leader Fund ("Global Leader"), Asia Sector Leader Fund ("Asia Leader"), China Sector Leader Fund ("China Sector"), Brazil Sector Leader Fund ("Brazil Sector"), Global Emerging Markets Great Consumer Fund ("Global Consumer"), and Asia Great Consumer Fund ("Asia Consumer") (collectively the "Funds"). We have the following comments.

Prospectus

<u>General and Summary Prospectus</u>

1. The registration statement was filed on the new Form N-1A, effective March 31, 2009. Instruction 3 to Form N-1A states that disclosure in response to Items 2 through 8 "may not include disclosure other than that required or permitted by those Items." Please review those Items to ensure that there is no extraneous information.

2.	Please include a statement that there is no guarantee that a Fund will achieve its investment. Also, please clarify which investment strategies are principal and which are not.

Fees and Expenses of the Funds

3.	The Funds' Fee and Expenses Tables show a contractual fee waiver. Please disclose that the arrangement is in effect for no less than one year, given that only waiver arrangements that are in effect for no less than one year from the date of the Fund's prospectus statement may appear in the tables. Please briefly describe who can terminate the arrangement and under what circumstances, e.g., only the Board can terminate the agreement prior to one year elapsing.

4.	Please briefly describe the term and duration of the repayment of "some" of the waivers and reimbursements.

5.	Please disclose in a footnote that "Other Expenses" are based on estimated amounts for current fiscal year. *See* Inst. 6(a) to Item 3. Please place the term "for redemptions within 60 days of purchase" in a parenthetical. Also, please delete the statement regarding the payment of deferred sales charge of 1.00%, or retain it as a footnote, if the 1.00% is reflected in the fee table.

6.	Please specify the "certain other expenses" referenced in the footnote to the fee table. Also, please disclose, later in the prospectus, under what conditions the Fund will have to repay the adviser.

Principal Investment Strategies of the Fund

7.	We note that the Global Leader Fund invests in highly ranked sector leaders. Please disclose what constitutes a highly ranked sector leader, and in which, if any, sectors the Fund intends to invest. This comment also applies to the other Funds with "Sector" and "Leader" in the names.

8.	The Funds will invest in investments that are "tied economically" to specific countries or regions. Please disclose the meaning of this term.

9.	Please replace "include common investments" with "consist of common investments." In the Funds with "Consumer" in the names, please be more direct in the link to "consumer," for example, 50% of assets or the investment needs to be more objective. Also, please indicate the types of equity securities that are principal investments, and indicate whether the "convertible securities" are debt securities or junk.

10.	Please define the sector in which the Sector Funds will make investments. Please disclose later in the prospectus a list of the countries excluded from this definition.

11.   Please inform the staff how a minimum of three countries comports with a "global" fund. Also, please inform the staff how "expects" to be a sector leader is consistent with "sector leader" in the Fund's name.

12.   Please disclose whether, for the Funds with "Consumer" in the name, there will be a fundamental policy to invest 80% in consumer oriented securities. Also, please disclose the meaning of the word "Great" in the Funds' names.

Principal Risks of Investment in the Fund

13.   Please disclose how "Selection Risk" is a specific risk for each Fund. Also, please disclose what factors in "Legal and Regulatory Risk" are specific risks to each Fund.

14.   Please disclose the risks in investing in preferred stocks. Also, please expand the risks in investing in initial public offerings.

15.   Please disclose the Funds' hedging risks and currency risks. Also, where appropriate, please add specific risks involved in investments in Asia, Brazil, and Hong Kong. Also, please explain why "Foreign Banks and Securities Depositories Risk" and "Risk of Natural Disasters and Epidemics" are not in the summary, or add, if appropriate.

16.   Please disclose briefly how the investment adviser will determine when to sell the investment securities.

Purchase and Sale of Fund Shares

17.   Please disclose the factors a Fund may consider in exercising "its discretion" to reduce or waive the minimum initial investments, minimum subsequent investments, and minimum account balances. Also, please limit the disclosure in this section to that described in Item 6(a) and (b) of Form N-1A.

Tax Information

18.   Please limit the disclosure in this section to that described in Item 7 of Form N-1A.

Additional Information about the Funds

19.   Please clarify the format anticipated for the prospectuses, given that following the summary prospectuses a section with the above title mirrors the information in the summary prospectuses. Specifically, will the Fund provide one prospectus for all Funds, or will there be individual prospectuses.

Other Investment Strategies Pertaining to All Funds

20.   Please disclose the Funds' percentage limits on their use of derivative instruments and depositary receipts.

21.   Please disclose how investing in derivative instruments and hedging transactions relate to meeting the Funds' investment objective of long-term capital growth.

22.   Please include a comprehensive list of what is considered "Asia," where the phrase "among other countries" is referenced. Also, please state the percentage invested in China, and add, if appropriate, separate risk disclosure regarding investments in China. Also, please disclose the classes of shares that consist of investments in China.

23.   Please list all areas included in "Hong Kong" investments. Also, please replace the term "is expected to be closely tied" with "will be closely tied."

24.   Please state which strategies are principal, and which are not.

Principal Investment Risks and Additional Investment Risks

25.   Please clarify why Small Cap Companies Risk is a risk associated with investing in the Funds, versus mid-cap or large-cap. Please add mid-cap and large-cap companies risk factors, if applicable. Also, please indicate in the "Performance Information" that this information will give some indication of the risks of investing in Funds. *See* Instr. 1(b) to Item 4.

Management of the Funds

26.   Please disclose the term of the contractual agreement to waive and/or reimburse fees and/or expenses, and whether the board of trustees and or the adviser has the authority to terminate such arrangements and under what circumstances. Also, please indicate the Fund for which the portfolio managers are employed.

27.   Please clarify why the class "is required to repay" the adviser the amount of fees waived, given that the fee table states "may." Also, please clarify whether the right to recoup is assignable.

Prior Performance

28.   Please disclose whether the discussion of the prior performance of the Brazil Sector Leader Fund's portfolio manager includes the performance of all funds or private accounts substantially similar to the Brazil Sector Fund. Also, if any substantially similar funds' performances or private accounts' are excluded, disclose why they are excluded and why the exclusion is not misleading.

29.   Please state how the performance was calculated, and if the standardized SEC method is not used to calculate the prior performance, disclose how the performance was calculated, for example was it calculated. Please disclose the standards or methods for calculating performance. Please explain how the Korean won is compared to U.S. dollars, i.e., should the won appreciate, would returns increase. Also, please add the additional information regarding the Brazil Sector Fund in the prospectus, versus making the information available by calling financial advisors.

30.   Please inform the staff what may account for the large increase in total returns for the "Related Account" and the MSCI Brazil Index" for the years 2008 and 2009.

        Account Information

31.   Please disclose that the waivers and reimbursements are voluntary, not contractual.

32.   Please disclose information regarding the "rights of accumulation" earlier in the prospectus, as the information currently appears several pages later in the prospectus.

33.   Please clarify that payments to third parties may create a conflict of interest by influencing a broker-dealer or a financial intermediary to make a recommendation not in the in best interest of an investor.

34.   Please disclose whether initial sales charge waivers are voluntary or contractual.

36.   Please disclose further the manner in which the CDSC Aging Schedule operates.

37.   Please disclose under what circumstances CDSC fees are waived for redemptions when a shareholder can demonstrate "hardship," given the waiver is in the absolute discretion of the Funds.

38.   Please define "Service Organizations" when the term is first used. Please disclose whether the fees paid to Service Organizations may be for duplicative services provided by other service providers. Please quantify "substantial," given the aggregate amount of payments to Service Organizations may be substantial.

39.   Please disclose that payments to Service Organizations may create a conflict of interest by creating an incentive for Service Organizations to recommend shares of the Funds.

40.   The "How to Redeem Shares" section states that the Funds and their service providers are not liable for acting upon instructions communicated by telephone that they believe to be genuine. Please disclose the procedures instituted by the Funds to ensure that the communications are "genuine."

41.   Please inform the staff the circumstances surrounding Fund dividends and interest received by a Fund rising to the withholding and other taxes imposed by foreign countries, using examples, if helpful.

42.   The prospectus states that the Funds will generally not accept investments from foreign financial institutions and non-U.S. persons. Please advise the staff how these determinations are made.

Valuation of Fund Shares

43.   Please delete the statement regarding the "Transfer Agent's close of business," given that the authorized agent/financial intermediary has a duty to promptly transmit the order, and the shareholder must receive the 4:00 PM price if the agent receives it by 3:59 PM.

Statement of Additional Information

44.   Please disclose the Funds' percentage limitations on their investments in derivatives instruments (such as pull or call options, futures) and in foreign currency transactions (including options and futures relating to foreign currencies).

45.   The SAI states each Fund may invest in other investment companies. Please disclose in the prospectus additional information about this strategy, including the material risks and the duplicative costs and fees.

46.   Please add a fund policy on senior securities. Also clarify the limit that a Fund may purchase securities on margin, given that a non-fundamental policy states is that a Fund cannot buy on margin.

47.   Please define concentration as 25% or more in a particular industry. Also, please define the fundamental investment policy to not make investments inconsistent with classification as a diversified company.

General Comments

48.   We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

49.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since each Fund and its management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust request acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendments, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel